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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 6)*
INSTRUMENTATION LABORATORY S.P.A. (Name of Issuer)
Ordinary Shares, par value €0.33 per share, and American Depositary Shares, each representing the right to receive one Ordinary Share (Title of Class of Securities)
457810109** (CUSIP Number)

José Maria Rubiralta
Izasa Distribuciones Técnicas S.A.
Aragon, 90
08015 Barcelona, Spain
+34 (93) 401 0108

Copy to:

Timothy E. Peterson
Fried, Frank, Harris, Shriver & Jacobson (London) LLP
99 City Road
London EC1Y 1AX, United Kingdom
+44 (20) 7972 9600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 21, 2005 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

**CUSIP Number is for American Depositary Shares. There is no CUSIP Number for Ordinary Shares.

CUSIP No.    457810109

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IL HOLDING S.P.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Italy

NUMBER OF SHARES		7	SOLE VOTING POWER 349,305,155
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 361,555,662
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER 349,305,155

		10	SHARED DISPOSITIVE POWER 361,555,662

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361,555,662

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.7%

14	TYPE OF REPORTING PERSON HC, CO

CUSIP No.    457810109

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MISCEL HOLDING B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES		7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 361,555,662
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 361,555,662

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361,555,662

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.7%

14	TYPE OF REPORTING PERSON HC, CO

CUSIP No.    457810109

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IZASA DISTRIBUCIONES TÉCNICAS S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION The Kingdom of Spain

NUMBER OF SHARES		7	SOLE VOTING POWER 12,250,507
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 361,555,662
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER 12,250,507

		10	SHARED DISPOSITIVE POWER 361,555,662

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361,555,662

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.7%

14	TYPE OF REPORTING PERSON HC, CO

CUSIP No.    457810109

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GRUPO CH-WERFEN, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION The Kingdom of Spain

NUMBER OF SHARES		7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 361,555,662
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 361,555,662

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361,555,662

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.7%

14	TYPE OF REPORTING PERSON HC, CO

CUSIP No.    457810109

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JOSÉ MARIA RUBIRALTA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION The Kingdom of Spain

NUMBER OF SHARES		7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 361,555,662
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 361,555,662

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361,555,662

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.7%

14	TYPE OF REPORTING PERSON HC, IN

CUSIP No.    457810109

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FRANCISCO RUBIRALTA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION The Kingdom of Spain

NUMBER OF SHARES		7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 361,555,662
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 361,555,662

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361,555,662

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.7%

14	TYPE OF REPORTING PERSON HC, IN

        Miscel Holding B.V. ("Miscel"), Izasa Distribuciones Tecnicas S.A. ("Izasa"), Grupo CH-Werfen S.A. (the "Parent"), José Maria Rubiralta and Francisco Rubiralta originally filed a Schedule 13D on February 5, 2001 and subsequently amended the Schedule 13D by filing amendments on July 24, 2001 ("Amendment 1") and December 28, 2001 ("Amendment 2").

        On December 28, 2001, Izasa, the Parent, José Maria Rubiralta and Francisco Rubiralta launched a tender offer for all outstanding American depositary shares ("ADSs") of Instrumentation Laboratory S.p.A (the "Issuer"). Consequently, they filed a Schedule TO under which they concurrently amended their Schedule 13D.

        Miscel was not a filing person to the Schedule TO, and therefore amended this Schedule 13D by filing amendments on January 25, 2002 ("Amendment 3") and February 26, 2002 ("Amendment 4") on its own behalf.

        On July 27, 2004, IL Holding S.p.A. ("IL Holding"), Miscel, Izasa, the Parent, José Maria Rubiralta and Francisco Rubiralta (each a "Reporting Person" and together, the "Reporting Persons") filed an amended and restated Schedule 13D ("Amendment 5" or the "Restated Schedule 13D") via Edgar.

        The Restated Schedule 13D is hereby amended as follows:

Item 1:    Security and Issuer

        This Amendment No. 6 relates to the ordinary shares, par value €0.33 per share (the "Ordinary Shares"), and the ADSs, each representing the right to receive one Ordinary Share (such ADSs collectively with the Ordinary Shares, the "Shares") of the Issuer. The principal executive offices of the Issuer are at Viale Monza 338, 20128 Milano, Italy.

Item 2:    Identity and Background

        (a), (b), (c) and (f): The first three sentences of Item 2, Section (2) of the Restated Schedule 13D is amended and supplemented as follows:

        The Parent is organized under the laws of The Kingdom of Spain, with its principal executive offices at Viladomat 162, 08015 Barcelona, Spain. The Parent is a holding company of global healthcare investments. The Parent owns 81.63% of the outstanding share capital of, but has 100% of the voting power in, Izasa.

Item 3:    Source and Amount of Funds or Other Consideration

        The information contained in Item 3 of the Restated Schedule 13D is hereby amended and supplemented by adding the following information:

        On October 21, 2005, Bio-Rad Laboratories, Inc. and three of its directors (or entities beneficially owned by them) transferred to Izasa all of the 12,250,507 ADSs that they held in the Issuer, in exchange for a total purchase price of U.S.$12,000,196.92, representing a purchase price of approximately U.S.$0.98 per ADS. The purchase price came from Izasa's cash reserves and working capital. Izasa proceeded to cancel the ADSs and register the underlying Ordinary Shares on the books of the Issuer on December 22, 2005.

Item 4:    Purpose of Transactions

        The information contained in Item 4 of the Restated Schedule 13D is hereby amended and supplemented by adding the following information:

        On October 21, 2005, Bio-Rad Laboratories, Inc. ("Bio-Rad") and three of its directors (or entities beneficially owned by them) transferred to Izasa all of the 12,250,507 ADSs that they held in the Issuer, in exchange for a total purchase price of U.S.$12,000,196.92, representing a purchase price per ADS of approximately U.S.$0.98. Izasa purchased the ADSs from Bio-Rad as a condition to the settlement of a complaint that was brought by Bio-Rad against the Issuer, its affiliates and four of its directors and officers in January 2005. The complaint, which was filed by Bio-Rad in the United States District Court for the Southern District of New York, alleged that the defendants falsely understated the Issuer's revenues and profitability in financial statements included in the Issuer's public filings and public statements from 1999 to 2004, and that the price of the Issuer's ADSs had therefore been artificially depressed. The defendants believe that there was no basis for the lawsuit and did not admit any liability in connection with the settlement.

        On February 10, 2006, Izasa launched a tender offer for any and all of the outstanding ADSs of the Issuer (the "Tender Offer"). Izasa is offering a purchase price of $0.98 per ADS, net to the seller in cash, without interest. As a result of the Tender Offer, Izasa's ownership of the Shares will likely increase. The purpose of the Tender Offer is to reduce sufficiently the number of shareholders to permit deregistration of the Issuer's Shares under the Exchange Act. The Offer to Purchase is incorporated herein by reference in Item 7 below.

        On January 31, 2006, Izasa, the Issuer and The Bank of New York (the "Depositary"), in its capacity as depositary for the ADSs, entered into a letter agreement (the "Letter Agreement") that includes the following provisions:

        First, the Depositary and the Issuer agreed to terminate the ADS deposit agreement on or about four business days after the cessation of the Tender Offer and, concurrently with such termination, to amend the ADS deposit agreement to shorten from one year to 90 days the time period that has to lapse after the termination of the deposit agreement before the Depositary may sell the Ordinary Shares underlying the ADS (the "Surrender Period").

        Second, the Depositary agreed, as soon as practicable after the expiration of the Surrender Period, to offer to sell to Izasa all the Ordinary Shares that remain deposited under the Deposit Agreement after the Surrender Period for U.S.$0.98 per share. The Depositary further agreed to promptly notify Izasa of any offer by a third party to purchase all Such Ordinary shares at price higher than U.S.$0.98 per share (a "Higher Third-Party Offer") and in such event, to give Izasa the right to purchase such Ordinary Shares at a price higher than that offered in the Higher Third-Party Offer. If Izasa does not exercise its right to purchase the Ordinary Shares, the Depositary may consummate the Higher Third-Party Offer. Izasa currently intends to accept the Depositary's offer under the Letter Agreement when such offer is extended to it.

        Third, Izasa agreed to pay the Depositary a fee of up to $0.02 per ADS ("Cancellation Fee") upon the surrender by Izasa of any ADS certificates for the purpose of withdrawal of Ordinary Shares after the cessation of the Tender Offer. In addition, if Izasa purchases the deposited Ordinary Shares pursuant to the Letter Agreement, Izasa will pay the Depositary the Cancellation Fee for the ADS certificates representing such Ordinary Shares (i.e., fees that otherwise would be payable by owners of ADS certificates upon the withdrawal of the net sale proceeds from such sale). The Depositary agreed that it will not charge any ADS holder a cancellation fee or any other similar fee in connection with any surrender of ADS certificates that occurs (i) in connection with the Tender Offer or (ii) subsequent to the purchase by Izasa of the Ordinary Shares under the Letter Agreement.

        Fourth, the Issuer undertook to indemnify the Depositary against any liability or expense that may arise out of or in connection with the fulfillment of the obligations under the Letter Agreement. See "SPECIAL FACTORS—3. Negotiations and Contacts" and "—7. Certain Effects of the Offer" in the Offer to Purchase by Izasa incorporated herein by reference in Item 7 below.

        The Parent, Izasa, Francisco Rubiralta and José Maria Rubiralta expect that, following the consummation of the Tender Offer, the business and operations of the Issuer will continue in substantially their current form consistent with the Issuer's existing business strategy. The Parent, Izasa, Francisco Rubiralta and José Maria Rubiralta will continue to evaluate the corporate structure, business and operations of the Issuer during the pendency of the Tender Offer and after its consummation, and will take such actions from time to time as they deem appropriate under the circumstances then existing. If the going-private transaction is successful, the Issuer will revert to a closely held company within the Rubiralta family. The Rubiraltas will likely evaluate the proper ownership structure and composition of the Board of Directors of the Issuer on a going-forward basis. In any event, the Rubiraltas expect that they will likely evaluate the appropriate ownership structure within the Rubiralta family, which could result in a change in the composition of the Board of Directors of the Issuer.

Item 5:    Interest in Securities of the Issuer

        The following information contained in Sections (a) and (b) of Item 5 of the Restated Schedule 13D is hereby amended and supplemented as follows:

        (a)   The approximate aggregate percentage of the Shares reported beneficially owned by each Reporting Person herein is based on 362,521,088 Shares outstanding, which is the total number of shares outstanding as of May 27, 2005.

        As of October 21, 2005:

  (1)
  Messrs. Rubiralta do not own any Shares of the Issuer directly. By reason of the provisions of Rule 13d-3 under the Exchange Act, Messrs. Rubiralta may be deemed to beneficially own a total of 361,555,662 Shares, constituting approximately 99.7% of the Shares outstanding.

  (2)
  The Parent does not own any Shares of the Issuer directly. By reason of the provisions of Rule 13d-3 under the Exchange Act, the Parent may be deemed to beneficially own a total of 361,555,662 Shares, constituting approximately 99.7% of the Shares outstanding.

  (3)
  Izasa directly owns 12,250,507 Shares, constituting approximately 3.4% of the Shares outstanding. By reason of the provisions of Rule 13d-3 under the Exchange Act, Izasa may be deemed to beneficially own a total of 361,555,662 Shares, constituting approximately 99.7% of the Shares outstanding.

  (4)
  Miscel does not own any Shares of the Issuer directly. By reason of the provisions of Rule 13d-3 under the Exchange Act, Miscel may be deemed to beneficially own a total of 361,555,662 Shares, constituting approximately 99.7% of the Shares outstanding.

  (5)
  IL Holding directly owns 349,305,155 Shares, constituting approximately 96.4% of the Shares outstanding. By reason of the provisions of Rule 13d-3 under the Exchange Act, IL Holding may be deemed to beneficially own a total of 361,555,662 Shares, constituting approximately 99.7% of the Shares outstanding.

        (b)   As of October 21, 2005:

  (1)
  Messrs. Rubiralta do not have the direct power to vote any Shares. By virtue of Messrs. Rubiralta's ownership and control of Izasa, IL Holding, Miscel and the Parent, Messrs. Rubiralta may be deemed to share the indirect power to vote and direct the disposition of the 361,555,662 Shares.

  (2)
  The Parent does not have the direct power to vote any Shares. By virtue of the Parent's indirect control of the issued capital stock of Izasa and IL Holding, it also may be deemed to share the indirect power to vote and direct the disposition of the 361,555,662 Shares.

  (3)
  Izasa has the direct power to vote and direct the disposition of the 12,250,507 Shares that it holds. By virtue of the Izasa's direct and indirect wholly-owned control of the issued capital stock of IL Holding, it also may be deemed to share the indirect power to vote and direct the disposition of the 361,555,662 Shares.

  (4)
  Miscel does not have the direct power to vote any Shares. By virtue of the Miscel's direct control of issued capital stock of IL Holding, it also may be deemed to share the indirect power to vote and direct the disposition of the 349,305,155 Shares.

  (5)
  IL Holding has the direct power to vote and direct the disposition of the 349,305,155 Shares that it holds directly.

        The information contained in Section (c) of Item 5 of the Restated Schedule 13D is hereby amended and supplemented by adding the following information:

        (c)   On October 21, 2005, Bio-Rad Laboratories, Inc. and three of its directors (or entities beneficially owned by them) transferred to Izasa all of the 12,250,507 ADSs that they held in the Issuer, in exchange for a total purchase price of U.S.$12,000,196.92, representing a purchase price of approximately U.S.$0.98 per ADS. The transfer was effected through a delivery to Izasa of ADS certificates on October 21, 2005. Izasa proceeded to cancel the ADSs and register the underlying Ordinary Shares on the books of the Issuer on December 22, 2005.

Item 6:    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Except as set forth below, none of the Reporting Persons, or to the best knowledge of the Reporting Persons, any of their directors or executive officers, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

        On January 31, 2006, Izasa and The Bank of New York, in its capacity as depositary for the Issuer's ADS program, entered into a letter agreement (the "Letter Agreement") whereby The Bank of New York undertook, as facilitated by the deposit agreement, to offer to sell to Izasa any Ordinary Shares held by it in its capacity as depositary following the expiration of (i) the Tender Offer and (ii) the period after the termination of the deposit agreement during which holders of American depositary receipts are entitled to withdraw the Ordinary Shares represented by such depositary receipts. For a description of the Letter Agreement, see Item 4 above.

Item 7:    Material to Be Filed as Exhibits

Exhibit 1—	Offer to Purchase by Izasa Distribuciones Tecnicas S.A. for all of the outstanding American depositary shares of Instrumentation Laboratory S.p.A. dated February 10, 2006, which is hereby incorporated by reference to the Schedule TO/13E-3 filed on February 10, 2006, as amended from time to time
Exhibit 2—
Text of Press Release Issued by Instrumentation Laboratory S.p.A. on December 7, 2005, which is incorporated by reference to Instrumentation Laboratory S.p.A.'s Report on Form 6-K filed on December 7, 2005
Exhibit 3—	Letter Agreement by and between Instrumentation Laboratory S.p.A., Izasa Distribuciones Técnicas S.A. and The Bank of New York dated January 31, 2006
Exhibit 4—
Settlement Agreement by and between Instrumentation Laboratory S.p.A., Grupo CH-Werfen, S.A., Izasa Distribuciones Técnicas S.A., José Manent, José Luis Martin, Francisco Rubiralta and José Maria Rubiralta on the one hand and Bior-Rad Laboratories Inc., DANSA Partners, Ltd., David Schwartz, Alice N. Schwartz and Norman Schwartz on the other hand dated October 6, 2005

SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2006

JOSÉ MARIA RUBIRALTA
By:	/s/ JOSÉ MARIA RUBIRALTA
FRANCISCO RUBIRALTA
By:	/s/ FRANCISCO RUBIRALTA
GRUPO CH-WERFEN, S.A.
By:	/s/ JOSÉ MARIA RUBIRALTA

Name: José Maria Rubiralta Title: Sole Director
IZASA DISTRIBUCIONES TÉCNICAS S.A.
By:	/s/ JOSÉ MARIA RUBIRALTA

José Maria Rubiralta Title: Sole Director
MISCEL HOLDING B.V.
By:	/s/ JOSÉ MARIA RUBIRALTA

Name: José Maria Rubiralta Title: President
IL HOLDING S.P.A.
By:	/s/ JOSÉ MARIA RUBIRALTA

Name: José Maria Rubiralta Title: Sole Director

Schedule 1

        Directors and Executive Officers of the Parent, Izasa, Miscel and IL Holding.    Set forth below is the name, current business address, citizenship, present principal occupation or employment and business address of each director and executive officer of the Parent, Izasa, Miscel and IL Holding. Unless otherwise stated, the current business address for each individual listed below is Izasa Distribuciones Técnicas S.A., Aragon, 90, 08015 Barcelona, Spain.

Name	Position with Parent	Citizenship
José Maria Rubiralta	Director	Spain
Francisco Rubiralta	Director	Spain
José Luis Martín	Chief Financial Officer	Spain

(1)
José Maria Rubiralta is Chief Executive Officer and President of Izasa.

(2)
Francisco Rubiralta serves on the Board of Directors of the Issuer and is Chief Executive Officer and President of Compañia Española de Laminación, S.A. (C.E.L.S.A.). C.E.L.S.A. has the following address: Poligono Industrial San Vicente, s/n, 08755 Castellbisbal (Barcelona).

(3)
José Luis Martín serves as Chief Financial Officer of the Issuer.

Name	Position with Izasa	Citizenship
Grupo CH-Werfen, S.A.	Director (represented by José Maria Rubiralta)	Spain
Sancami, S.A.	Director (represented by Francisco Rubralta)	Spain
José Maria Rubiralta	Chief Executive Officer	Spain
José Luis Martín	Chief Financial Officer	Spain
Salvador Casases	Vice President and General Manager—Laboratory Group	Spain
Name	Position with Miscel	Citizenship
José Maria Rubiralta	Director	Spain
Name	Position with IL Holding	Citizenship
José Maria Rubiralta	Director, President, Chairman of the Board	Spain
Francisco Rubiralta	Director, Vice Chairman	Spain
José Luis Martín	Director	Spain
Carlos Pascual	Director	Spain

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  Item 1: Security and Issuer
  Item 2: Identity and Background
  Item 3: Source and Amount of Funds or Other Consideration
  Item 4: Purpose of Transactions
  Item 5: Interest in Securities of the Issuer
  Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
  Item 7: Material to Be Filed as Exhibits
SIGNATURES
Schedule 1